August 15, 2008
U.S. Securities and Exchange Commission
Attn: Tom Kluck
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
RE:   Gladstone Commercial Corporation 10-K for the year ended December 31, 2007
    Filed February 27, 2008
    Gladstone Commercial Corporation Schedule 14A
    Filed March 10, 2008
    File No. 001-33097
Dear Mr. Kluck:
     We are in receipt of your August 12, 2008 letter (the “Correspondence”) to Gladstone Commercial Corporation (the “Company”) regarding the review of the above-referenced filings by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”). Our responses to each item raised in the Correspondence are provided below. For your convenience we have restated the comments provided by the Staff prior to each of our corresponding responses below.
Comment 1 — 10-K Exhibit 31:
     In future filings please ensure that you provide the exact form of the certification as set forth in Item 601(b)(31) of Regulation S-K. For example, we note that in paragraph (3), you refer to “quarterly report” or “annual report” instead of “report.” We also note that in paragraph (4) you state: “for the registrant and we have” instead of “for the registrant and have.” In addition, we note that in paragraph 4(d) of Mr. Gladstone’s certification, you have not included a comma after “materially affect.”
Comment 1 — Response:
     The Company will ensure in future filings that the certifications provided are in the exact form as set forth in Item 601(b)(31) of Regulation S-K.
Comment 2 — Schedule 14A:
     On page 14, we note that you have included disclosure regarding the amount reimbursed to the administrator for Mr. Brill’s salary, bonus, and benefits. In future filings please include similar disclosure regarding reimbursements made to your administrator for your other executive officer or advise.

Comment 2 — Response:
     With regard to Mr. Gerson, the Company’s other executive officer who is employed by the Administrator, the Company respectfully advises that it did not reimburse amounts in respect of Mr. Gerson’s salary in excess of $100,000 and thus similar disclosure for Mr. Gerson is not required pursuant to Regulation S-K Item 402, Instruction 1.
     The Company has not provided similar disclosure regarding reimbursement of salary for its principal executive officer, Mr. Gladstone, because he is not an employee of the Administrator, and thus the Company does not reimburse its Administrator for his salary. Mr. Gladstone is an employee of Gladstone Management Corporation, the Company’s investment adviser (the “Adviser”). The Adviser is paid fees by the Company pursuant to an investment advisory and management agreement (the “Advisory Agreement”), which is described on pages 21-23 of the Schedule 14A.
     Mr. Gladstone’s salary is set and paid by the Adviser without regard to any amounts paid by the Company pursuant to the advisory agreement. In other words, there is no reimbursement or pass through of amounts paid by the Company under the advisory agreement to Mr. Gladstone. Although, as noted on page 23 of the Schedule 14A, bonus compensation for some of the Company’s executive officers who are employed by the Adviser is tied to incentive fees paid under the Advisory Agreement, Mr. Gladstone does not take a bonus from the Adviser. The Company’s other executive officers employed by the Adviser, Terry Brubaker and George Stelljes III, receive some bonus compensation through the incentive fees, however such compensation did not exceed $100,000 during the last fiscal year.
     The Company acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company acknowledges that Staff comments or changes in response to Staff comments do not foreclose the Commission from taking action with respect to the filing. The Company also represents that the Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact our internal counsel, Allyson Williams, at (703) 287-5823 with any questions regarding this response to the Staff’s comments.

Sincerely,
/s/ David Gladstone
David Gladstone
Chief Executive Officer

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